Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration Statement No. 333-209572

August 25, 2016

PROSPECTUS SUPPLEMENT NO. 3

1,500,000 Preferred Shares

3,620,510 Ordinary Shares

This prospectus supplement amends the prospectus dated February 26, 2016 (as amended on April 19, 2016 and supplemented on May 11, 2016 and May 26, 2016, the “Prospectus”), to allow the selling shareholders named in the Prospectus (the “Selling Shareholders”) to resell, from time to time, up to (i) 1,500,000 of our preferred shares (“Founder Preferred Shares”) and (ii) 3,620,510 of our ordinary shares (“Ordinary Shares” and together with the Founder Preferred Shares, the “Shares”). The Founder Preferred Shares covered by the Prospectus were issued by us to the Selling Shareholders in connection with our initial public offering and the Ordinary Shares covered by the Prospectus were issued by us on January 12, 2016 in settlement of the annual dividend amount payable to our founder entities pursuant to the terms of the Founder Preferred Shares, in each case, as more fully described in the Prospectus.

This prospectus supplement is being filed to include our Condensed Consolidated Interim Financial Statements (unaudited) for the three and six months ended June 30, 2016, attached as Exhibit 99.2 to our Current Report on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on August 25, 2016, which Exhibit 99.2 is set forth below. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement.

Our Ordinary Shares are listed on the New York Stock Exchange (the “NYSE”) under the ticker symbol “NOMD.” The closing sale price on the NYSE for our Ordinary Shares on August 23, 2016 was $10.13 per share.

Investing in our securities involves risks. You should carefully consider the risks that we have described in “Risk Factors” beginning on page 9 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus, before investing in the Shares.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in the Prospectus, this prospectus supplement or any future prospectus supplement or amendment. Neither we nor the Selling Shareholders have authorized anyone to provide you with different information. The Selling Shareholders are not making an offer of their Shares in any state where such offer is not permitted.

The date of this Prospectus Supplement No. 3 is August 25, 2016.

Exhibit 99.2

Nomad Foods Limited

Condensed Consolidated Interim Financial Statements (unaudited)

For the three and six months ended June 30, 2016

Nomad Foods Limited—Board of Directors

Martin E. Franklin	(Co-Chairman)
Noam Gottesman	(Co-Chairman)
Stéfan Descheemaeker	(Chief Executive Officer)
Paul Kenyon	(Chief Financial Officer)
James E. Lillie	(Non-Executive Director)
Lord Myners of Truro CBE	(Non-Executive Director and Lead Independent Director)
Brian Welch	(Non-Executive Director)
Jeremy Isaacs CBE	(Non-Executive Director, appointed on February 16, 2016)
Victoria Parry	(Non-Executive Director, appointed on February 16, 2016)
Ian Ashken	(Non-Executive Director, appointed on June 16, 2016)

Alun Cathcart	(Non-Executive Director, resigned on February 16, 2016)
John Coyle	(Non-Executive Director, resigned on June 16, 2016)
Elio Leoni Sceti	(Non-Executive Director, resigned on February 16, 2016)

Nomad Foods Limited—Interim management report

General information

Nomad Foods Limited (the “Company” or “Nomad Foods”) was incorporated in the British Virgin Islands on April 1, 2014. The address of Nomad Foods’ registered office is Nemours Chambers, Road Town, Tortola, British Virgin Islands.

Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. Nomad Foods produces, markets and distributes brands in 17 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birds Eye, Iglo, and Findus.

Results for the six months ended June 30, 2016

The Company’s financial results are discussed within the press release which accompanies these unaudited condensed consolidated interim financial statements. Financial results for the six months ended June 30, 2015 only includes one month of trading as Nomad Foods acquired Iglo Foods Holdings Limited and its subsidiaries (the “Iglo Group”) on June 1, 2015.

Liquidity review

	For the six months ended June 30,
	2016 €m	2015 €m
Net cash from/(used in) operating activities	151.7	(14.5)
Net cash used in investing activities	(20.3)	(826.0)
Net cash (used in)/from financing activities	(31.3)	507.4

Net increase/ (decrease) in cash and cash equivalents	100.1	(333.1)
Cash and cash equivalents net of overdrafts at end of period	273.6	129.2

Cash and cash equivalents net of overdrafts has increased following cash generation during the six months ended June 30, 2016. Cash from operating activities has increased primarily due to the Iglo and Findus acquisitions occurring after May 2015. Cash used in investing activities has decreased due to the acquisitions of Iglo and portfolio investments in 2015. There were no acquisitions in 2016. Cash used in financing activities during 2016 primarily relates to the payment of external debt interest while cash generated from financing activities in 2015 related to the issuance of ordinary shares which was partially offset by the repayment of loan principal and payment of interest.

There were no changes to external debt arrangements during the period.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statement of Financial Position

As of June 30, 2016	Note	June 30, 2016 €m	December 31, 2015 €m
Non-current assets
Goodwill	9	1,688.7	1,676.8
Intangibles		1,726.9	1,729.6
Property, plant and equipment		300.1	318.2
Other receivables		0.3	—
Deferred tax assets		58.6	60.6

Total non-current assets		3,774.6	3,785.2

Current assets
Cash and cash equivalents		505.6	618.7
Inventories		285.6	319.6
Trade and other receivables		113.7	118.7
Indemnification assets	10	61.3	77.8
Capitalized borrowing costs		5.0	5.0
Derivative financial instruments	11	5.5	4.7

Total current assets		976.7	1,144.5

Total assets		4,751.3	4,929.7

Current liabilities
Bank overdrafts		232.0	432.6
Derivative financial instruments	11	3.6	1.4
Current tax payable		114.7	97.7
Trade and other payables		404.3	422.3
Provisions	12	108.8	86.7

Total current liabilities		863.4	1,040.7

Non-current liabilities
Loans and borrowings	11	1,457.8	1,491.1
Employee benefits	13	213.7	168.9
Trade and other payables		1.4	1.6
Deferred tax liabilities		326.3	339.3

Total non-current liabilities		1,999.2	2,000.9

Total liabilities		2,862.6	3,041.6

Net assets		1,888.7	1,888.1

Equity attributable to equity holders
Share capital		—	—
Capital reserve	15	1,800.5	1,762.4
Share based compensation reserve	14	0.7	0.1
Founder Preferred Shares Dividend reserve	16	493.4	531.5
Translation reserve		80.7	84.5
Cash flow hedging reserve		2.2	1.1
Accumulated deficit		(488.8)	(491.5)

Total equity		1,888.7	1,888.1

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statement of Profit or (Loss)

For the three and six months ended June 30, 2016 and June 30, 2015

		For the three months ended June 30,		For the six months ended June 30,
	Note	2016 €m	2015 €m	2016 €m	2015 €m
Revenue		455.9	102.8	1,003.0	102.8
Cost of sales		(316.3)	(95.9)	(695.9)	(95.9)

Gross profit		139.6	6.9	307.1	6.9
Other operating expenses		(74.8)	(19.2)	(154.8)	(19.4)
Charge related to Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Amount	16	—	(348.6)	—	(492.2)
Exceptional items	5	(55.1)	(20.9)	(78.2)	(21.5)

Operating profit/(loss)		9.7	(381.8)	74.1	(526.2)

Finance income	6	3.6	0.9	19.2	0.9
Finance costs	6	(21.5)	(15.0)	(42.8)	(15.0)

Net financing costs		(17.9)	(14.1)	(23.6)	(14.1)
(Loss)/profit before tax		(8.2)	(395.9)	50.5	(540.3)

Taxation	7	0.9	(0.7)	(15.6)	(0.7)

(Loss)/profit for the period attributable to Parent Company		(7.3)	(396.6)	34.9	(541.0)

Earnings per share
Basic and diluted (loss)/earnings per share	8	(€0.04)	(€4.41)	€0.19	(€7.73)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statement of Comprehensive Income/(Loss)

For the three and six months ended June 30, 2016 and June 30, 2015

		For the three months ended June 30,		For the six months ended June 30,
	Note	2016 €m	2015 €m	2016 €m	2015 €m
(Loss)/profit for the period		(7.3)	(396.6)	34.9	(541.0)
Other comprehensive income
Actuarial (losses)/gains on defined benefit pension plans	13	(23.9)	17.4	(45.7)	17.4
Taxation credit/(charge) on measurement of defined benefit pension plans		6.7	(5.3)	13.4	(5.3)

Items not reclassified to the Statement of Profit or Loss		(17.2)	12.1	(32.3)	12.1
Foreign currency (loss)/gain		—	(1.1)	—	41.9
(Loss)/gain on investment in foreign subsidiary, net of hedge		(0.6)	4.5	(3.8)	4.5
Effective portion of changes in fair value of cash flow hedges		4.3	(3.7)	1.1	(3.7)
Taxation (charge)/credit relating to components of other comprehensive income		(1.2)	1.9	0.1	1.9

Items that may be subsequently reclassified to the Statement of Profit or Loss		2.5	1.6	(2.6)	44.6

Other comprehensive (loss)/income for the period, net of tax		(14.7)	13.7	(34.9)	56.7

Total comprehensive (loss)/income for the period attributable to owners of the Parent Company		(22.0)	(382.9)	—	(484.3)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statement of Changes in Equity

For the six months ended June 30, 2016

	Notes	Share capital €m	Capital reserve €m	Share based compensation reserve €m	Founder preferred shares dividend reserve €m	Translation reserve €m	Cash flow hedge reserve €m	Accumulated deficit €m	Total €m
Balance as of January 1, 2016		—	1,762.4	0.1	531.5	84.5	1.1	(491.5)	1,888.1
Profit for the period		—	—	—	—	—	—	34.9	34.9
Other comprehensive (loss)/income for the period		—	—	—	—	(3.8)	1.1	(32.2)	(34.9)

Total comprehensive (loss)/income for the period		—	—	—	—	(3.8)	1.1	2.7	—

Founder Preferred Shares Annual Dividend Amount	16	—	38.1	—	(38.1)	—	—	—	—
Share based payment charge	14	—	—	0.6	—	—	—	—	0.6

Total transactions with owners, recognized directly in equity		—	38.1	0.6	(38.1)	—	—	—	0.6

Balance as of June 30, 2016		—	1,800.5	0.7	493. 4	80.7	2.2	(488.8)	1,888.7

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statement of Changes in Equity (continued)

For the six months ended June 30, 2015

	Share capital €m	Capital reserve €m	Share based compensation reserve €m	Founder preferred shares dividend reserve €m	Translation reserve €m	Cash flow hedge reserve €m	Accumulated deficit €m	Total €m
Balance as of January 1, 2015	—	353.5	—	—	45.9	—	(23.1)	376.3
Loss for the period	—	—	—	—	—	—	(541.0)	(541.0)
Other comprehensive income/(loss) for the period	—	—	—	—	46.4	(1.8)	12.1	56.7

Total comprehensive income/(loss) for the period	—	—	—	—	46.4	(1.8)	(528.9)	(484.3)

Issuance of Ordinary Shares	—	1,014.2	—	—	—	—	—	1,014.2
Founder Preferred Shares Annual Dividend Amount	—	—	—	531.5	—	—	—	531.5
Merger reserve	—	0.9	—	—	—	—	—	0.9

Total transactions with owners, recognized directly in equity	—	1,015.1	—	531.5	—	—	—	1,546.6

Balance as of June 30, 2015	—	1,368.6	—	531.5	92.3	(1.8)	(552.0)	1,438.6

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statement of Cash Flows

For the six months ended June 30, 2016 and June 30, 2015

		For the six months ended June 30,
	Note	2016 €m	2015 €m
Cash flows from operating activities
Profit/(loss) for the period		34.9	(541.0)
Adjustments for:
Exceptional items	5	78.2	21.5
Non-cash charge related to Founder Preferred Shares Annual Dividend Amount and Warranty Redemption Amount	16	—	492.2
Non-cash fair value purchase price adjustment of inventory		—	26.0
Share based payments expense	14	0.6	—
Depreciation and amortization charge	4	24.8	2.7
Loss on disposal of property, plant and equipment		0.2	—
Finance costs	6	42.8	15.0
Finance income	6	(19.2)	(0.9)
Taxation	7	15.6	0.7

Operating cash flow before changes in working capital, provisions and net of acquisitions		177.9	16.2
Decrease/(increase) in inventories		25.2	(4.1)
(Increase)/decrease in trade and other receivables		(3.7)	24.7
(Decrease)/increase in trade and other payables		(8.3)	22.7
(Decrease)/increase in employee benefits and other provisions		(2.0)	0.4

Cash generated from operations before tax and exceptional items		189.1	59.9
Cash flows relating to exceptional items	5	(32.0)	(73.0)
Tax paid		(5.4)	(1.4)

Net cash generated from/(used in) operating activities		151.7	(14.5)

Cash flows from investing activities
Purchase of Iglo, net of cash acquired		—	(682.1)
Contingent consideration for purchase of Frudesa brand		(8.0)	—
Purchase of property, plant and equipment		(12.2)	(1.6)
Purchase of intangibles		(0.1)	—
Purchase of portfolio investments		—	(320.6)
Redemption of portfolio investments		—	178.3

Net cash used in investing activities		(20.3)	(826.0)

Cash flows from financing activities
Proceeds from issuance of Ordinary Shares		—	1,014.2
Repayment of loan principal		—	(490.0)
Net payment of finance leases		(0.4)	—
Payment of financing fees		—	(5.4)
Interest paid		(35.5)	(11.5)
Interest received		4.6	0.1

Net cash (used in)/generated from financing activities		(31.3)	507.4

Net increase/(decrease) in cash and cash equivalents		100.1	(333.1)

Cash and cash equivalents at beginning of period		186.1	402.2
Effect of exchange rate fluctuations		(12.6)	60.1

Cash and cash equivalents at end of period		273.6	129.2

Cash and cash equivalents comprise cash at bank of €505.6 million less bank overdrafts of €232.0 million (June 30, 2015: cash at bank of €608.0 million less bank overdrafts of €478.8 million).

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Statements

1.	General information

Nomad Foods Limited (“the Company” or “Nomad Foods”) is a company registered in the British Virgin Islands and domiciled for tax in the United Kingdom.

These unaudited condensed consolidated interim financial statements (“interim financial statements”) as at and for the three and six months ended June 30, 2016 comprise the Company and its subsidiaries (together referred to as the “Nomad Group”).

Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. Nomad Foods produces, markets and distributes brands in 17 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birds Eye, Iglo and Findus.

2.	Basis of preparation

These unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2016 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the IASB. They do not include all the information required for a complete set of IFRS financial statements. The financial information consolidates the Company and the subsidiaries it controls and includes selected notes to explain events and transactions that are significant to an understanding of the changes in Nomad Group’s financial position and performance since the last annual consolidated financial statements. Therefore the unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the period ended December 31, 2015, which have been prepared in accordance with International Financial Reporting Standards as issued by the IASB and as adopted by the European Union (“IFRS”).

These unaudited condensed consolidated interim financial statements were authorised for issue by the Company’s Board of Directors on August 24, 2016.

There are no new accounting standards which have a material impact on this financial information. The accounting policies used by management in preparing these condensed consolidated financial statements were the same as those that applied to the consolidated financial statements as at and for the nine months period ended December 31, 2015 except taxes on income which are accrued using the estimated underlying tax rate that is expected to apply for the period as adjusted for material non-underlying items arising in the interim periods.

The Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis in preparing the consolidated interim financial statements.

3.	Accounting estimates

The preparation of financial information requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing the condensed consolidated interim financial statements, the key sources of estimation uncertainty for the interim periods ended June 30, 2016, which were the same as those that applied to the consolidated financial statements as at and for the nine months period ended December 31, 2015, were as follows:

3.1	Founder Preferred Shares

Nomad Foods issued Founder Preferred Shares to both TOMS Acquisition I, LLC and Mariposa Acquisition II, LLC (collectively the “Founder Entities”) in connection with its initial public offering in April 2014. Holders of the Founder Preferred Shares are entitled to receive annual dividend amounts subject to certain performance conditions (the “Founder Preferred Shares Dividend Amount”). The instrument and its component parts were analysed under IFRS 2. Prior to June 1, 2015, Nomad Foods classified the Founder Preferred Shares Annual Dividend Amount as a liability at fair value, calculated using a Monte Carlo simulation and any difference in fair value was recorded as an expense.

Upon completion of the acquisition of the Iglo Group on June 1, 2015, the Company intended that the Founder Preferred Shares Annual Dividend Amount would be equity settled. Accordingly, the Founder Preferred Shares Annual Dividend Amount as of June 1, 2015 of €531.5 million (the “Founder Preferred Shares Dividend reserve”) was classified as equity and no further revaluations will be required or recorded.

Should a Founder Preferred Share Annual Dividend Amount become due and payable, the market value of any dividend paid will be deducted from the Founder Preferred Shares Dividend reserve, with any excess deducted from the accumulated profit/(deficit) reserve within Equity.

3.2	Business Combinations

The Company is required to recognize separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in a business combination at their fair values, which involves estimates. Such estimates are based on valuation techniques, which require considerable judgment in forecasting future cash flows and developing other assumptions.

3.3	Fair value of derivative financial instruments

Note 11 includes details of the fair value of the derivative instruments that the Company holds at the end of each financial period. Management has estimated the fair value of these instruments by using valuations based on discounted cash flow calculations.

3.4	Employee benefit obligation

A significant number of estimates are required to calculate the present value of the retirement benefit obligation at the period end. Note 13 contains details of material changes to assumptions since December 31, 2015. The calculations are performed by qualified actuaries.

3.5	Carrying value of goodwill and brands

Determining whether goodwill and brands are impaired requires an estimation of the value in use of the cash generating unit to which goodwill and brands have been allocated. The value in use calculation requires the entity to estimate the future cash flows expected to arise from the cash generating unit and a suitable discount rate in order to calculate present value. A value in use calculation is carried out on an annual basis unless the Company identifies triggers that would indicate that the carrying value of these assets is impaired.

3.6	Discounts and trade marketing expense

Discounts given by the Company include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs. Each customer has a unique agreement that is governed by a combination of observable and unobservable performance conditions.

At each quarter end date, any discount incurred but not yet invoiced is estimated, based on historical trends and rebate contracts with customers, and accrued as “trade terms”.

Trade marketing expense is comprised of amounts paid to retailers for programs designed to promote Company products. The ultimate costs of these programs will depend upon retailer performance and is the subject of significant management estimates. The Company records as an expense, the estimated ultimate cost of the program in the period during which the program occurs and is based upon the programs offered, timing of those offers, estimated retailer performance based on history, management’s experience and current economic trends.

3.7	Income tax

Where tax exposures can be quantified, an accrual is made based on best estimates and management’s judgments. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Company could in future periods experience adjustments to these accruals.

Income tax expense is recognised in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. Amounts accrued for income tax expense in one interim period may have to be adjusted in a subsequent interim period of that financial year if the estimate of the annual income tax rate changes.

3.8	Share based payments

The Nomad Foods 2015 Long Term Incentive Plan (the “LTIP”), which incorporates an annual Non-Executive Directors Restricted Stock Scheme, falls within the provisions of IFRS 2 “Share Based Payments” and awards under the LTIP represent equity settled share based payments. A charge is taken to the Consolidated Statement of Profit or Loss for the difference between the fair value of the shares at grant date and the amount subscribed, spread over the vesting period.

Share based payment arrangements in which the Nomad Group receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share based payment transactions, regardless of how the equity instruments are obtained by the Nomad Group.

The grant date fair value of share-based payment awards granted to any Director or employee is recognised as an associated expense, with a corresponding increase in equity, over the period that any Director or employee becomes unconditionally entitled to the awards.

The fair value of the awards granted is measured using a valuation model, taking into account the terms and conditions upon which the awards were granted. The amount recognised as an expense is adjusted to reflect the actual number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

See Note 14 for further information on the Company’s share based payment arrangements and details of the valuation model used.

4.	Segment reporting

Following the acquisitions of the Iglo Group and Findus Group by Nomad Foods, the Chief Operating Decision Maker (“CODM”) of the Company considers there to be one reporting and operating segment, being “Frozen Foods” and is reflected in the segment presentation below for the periods presented.

		For the three months ended June 30,		For the six months ended June 30,
	Note	2016 €m	2015 €m	2016 €m	2015 €m
Adjusted EBITDA		77.9	26.0	177.7	25.8
Other corporate expenses		—	(9.6)	—	(9.6)
Charge related to Founder Preferred Shares Annual Dividend Amount	16	—	(349.0)	—	(492.6)
Charge relating to warrant redemption		—	0.4	—	0.4
Non-cash fair value purchase price adjustment of inventory		—	(26.0)	—	(26.0)
Exceptional items	5	(55.1)	(20.9)	(78.2)	(21.5)
Depreciation and Amortization		(12.7)	(2.7)	(24.8)	(2.7)
Share based payment charge	14	(0.4)	—	(0.6)	—

Operating profit/(loss)		9.7	(381.8)	74.1	(526.2)

Net financing costs	6	(17.9)	(14.1)	(23.6)	(14.1)

(Loss)/profit before tax		(8.2)	(395.9)	50.5	(540.3)

No information on segment assets or liabilities is presented to the CODM. The Company’s performance is to a limited extent affected by seasonality; the Directors believe the impact of seasonal fluctuations is not significant and as such have not presented 12 months financial information for the period ended June 30, 2016.

Geographical information

External revenue by geography	For the three months ended June 30,		For the six months ended June 30,
	2016 €m	2015 €m	2016 €m	2015 €m
United Kingdom	116.8	40.2	240.8	40.2
Italy	74.2	26.6	178.8	26.6
Germany	56.4	17.3	134.5	17.3
France	39.3	1.4	87.2	1.4
Sweden	55.5	—	113.2	—
Norway	26.3	—	59.3	—
Rest of Europe	87.4	17.3	189.2	17.3

Total external revenue by geography	455.9	102.8	1,003.0	102.8

5.	Exceptional items

	For the three months ended June 30,		For the six months ended June 30,
	2016 €m	2015 €m	2016 €m	2015 €m
Costs related to transactions	(0.7)	(20.9)	(1.7)	(21.5)
Net investigation of strategic opportunities and other costs	(1.6)	—	(5.4)	—
Integration costs	(8.3)	—	(12.5)	—
Supply chain reconfiguration	(39.7)	—	(39.7)	—
Costs related to previous owners’ long-term management incentive plans	(0.7)	—	(1.9)	—
Remeasurement of indemnification assets	(5.0)	—	(17.6)	—
Cisterna fire costs	—	—	(0.3)	—
Other restructuring costs	0.9	—	0.9	—

Total exceptional items	(55.1)	(20.9)	(78.2)	(21.5)

For the three and six months ended June 30, 2016, costs related to transactions primarily relates to one-off compliance costs incurred as a result of listing on the New York Stock Exchange. For the three and six months ended June 30, 2015, costs related to transactions primarily relates to the acquisition of the Iglo Group.

Net investigation of strategic opportunities and other costs primarily relates to costs associated with the implementation of the Nomad Foods strategic vision across the Company and other tax costs.

Integration costs relates to costs associated with the integration of the Findus Group into the Company.

Supply chain reconfiguration relates to large scale restructuring projects undertaken by the Company to optimize the supply chain. For the three and six months ended June 30, 2016, this relates to the closure of the Bjuv manufacturing facility, €38.4 million of which has been recognised as provisions. €19.4 million of these provisions relate to costs for redundancies, with €19.0 million recognized for other restructuring costs.

Remeasurement of the indemnification assets relates to the movement in value of shares held in escrow as part of the consideration on the acquisition of the Findus Group as discussed in Note 10.

Cisterna fire costs relates to incremental operational costs resulting from a fire in August 2014. Insurance claims related to these costs are outstanding and are expected to be settled by the end of 2016.

The tax credit impact of the exceptional items for the three months ended June 30, 2016 amounts to €11.7 million (2015: €10.7 million) and the six months ended June 30, 2016 amounts to €14.0 million (2015: €10.7 million).

Included in the Condensed Consolidated Interim Statements of Cash Flows for the six months ended June 30, 2016 is €32.0m (2015: €73.0 million) of cash outflows relating to exceptional items. This includes cash flows related to the above items in addition to the cash impact of the settlement of provisions brought forward from previous accounting periods.

6.	Finance income and costs

	For the three months ended June 30,		For the six months ended June 30,
	2016 €m	2015 €m	2016 €m	2015 €m
Finance income
Interest income	2.2	0.9	4.6	0.9
Net foreign exchange arising on retranslation of financial assets and liabilities	1.4	—	14.6	—

Total finance income	3.6	0.9	19.2	0.9

Interest expense	(15.1)	(6.5)	(33.9)	(6.5)
Loss on derivatives	(2.2)	—	(2.2)	—
Net foreign exchange arising on retranslation of financial assets and liabilities	—	(7.9)	—	(7.9)
Net pension interest costs	(0.6)	(0.4)	(1.6)	(0.4)
Amortisation of borrowing costs	(1.3)	(0.2)	(2.5)	(0.2)
Other finance costs	(2.3)	—	(2.6)	—

Total finance costs	(21.5)	(15.0)	(42.8)	(15.0)

Net finance costs	(17.9)	(14.1)	(23.6)	(14.1)

7.	Taxation

Income tax (income)/expense of (€0.9) million for the three months period to June 30, 2016 (three months period to June 30, 2015: €0.7 million) and €15.6 million for the six months period to June 30, 2016 (six months period to June 30, 2015: €0.7 million) are accrued based on management’s estimate of the average annual effective income tax rate on profits excluding exceptional items, applied to the pre-tax income excluding exceptional items of the periods. It also reflects the tax impact of exceptional items accounted for in the periods.

The Company’s subsidiaries, which are subject to tax, operate in many different jurisdictions and, in some of these, certain tax matters are under discussion with local tax authorities. These discussions are often complex and can take many years to resolve. Accruals for tax contingencies require management to make estimates and judgements with respect to the ultimate outcome of a tax audit, and actual results could vary from these estimates. Where tax exposures can be quantified, a provision is made based on best estimates and management’s judgement. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Company could in future periods experience adjustments to this provision.

Management believes that the Company’s tax position on all open matters, including those in current discussion with local tax authorities, is robust and that the Company is appropriately provided.

The Company became UK tax resident on January 12, 2016.

8.	Earnings per share

	For the three months ended June 30,		For the six months ended June 30,
	2016 €m	2015 €m	2016 €m	2015 €m
Basic earnings per share
(Loss)/profit attributable to shareholders	(7.3)	(396.6)	34.9	(541.0)

Weighted average Ordinary Shares and Founder Preferred Shares (basic)	183,570,821	89,935,672	183,348,069	69,980,337
Basic (loss)/earnings per share	(€0.04)	(€4.41)	€0.19	(€7.73)

For the three months ended June 30, 2016, basic loss per share is calculated by dividing the loss attributable to the shareholders of the Company of €7.3 million (2015: loss of €396.6 million) by the weighted average number of ordinary shares of 182,070,821 (2015: 88,435,672) and Founder Preferred Shares of 1,500,000 (2015: 1,500,000).

For the six months ended June 30, 2016, basic earnings/(loss) per share is calculated by dividing the profit attributable to the shareholders of the Company of €34.9 million (2015: loss of €541.0 million) by the weighted average number of ordinary shares of 181,848,069 (2015: 68,480,337) and Founder Preferred Shares of 1,500,000 (2015: 1,500,000).

	For the three months ended June 30,		For the six months ended June 30,
	2016 €m	2015 €m	2016 €m	2015 €m
Diluted earnings per share
(Loss)/profit attributable to shareholders	(7.3)	(396.6)	34.9	(541.0)

Weighted average Ordinary Shares and Founder Preferred Shares (diluted)	183,570,821	89,935,672	183,380,256	69,980,337
Diluted (loss)/earnings per share	(€0.04)	(€4.41)	€0.19	(€7.73)

There were no dilutive potential shares for the periods with losses arising in the three months ended June 30, 2016, its respective comparative period and the six months ended June 30, 2015.

For the six months ended June 30, 2016, the number of shares in the diluted earnings per share calculation has been adjusted by 32,187 shares for the dilutive impact of the 2015 and 2016 Non-Executive Restricted Stock Awards. Refer to Note 14 for further details. There is no adjustment to the (loss)/profit attributable to shareholders.

9.	Acquisitions

9.1	Iglo Acquisition

On June 1, 2015 the Company completed its acquisition of the Iglo Group for consideration of €1,420.8 million.

Identifiable assets acquired and liabilities assumed

The following table summarises the recognised amounts of assets acquired and liabilities assumed at the date of acquisition (June 1, 2015) as included in the December 31, 2015 consolidated financial statements and the purchase price adjustments recorded in the five months period to May 31, 2016, twelve months following the acquisition. The purchase price adjustments are finalised as of the date of approving these condensed consolidated interim financial statements.

	January 1, 2016 €m	Adjustments €m	June 30, 2016 €m
Total identifiable net assets acquired	18.6	(11.1)	7.5

Consideration transferred	1,420.8	—	1,420.8
Indemnification assets	(10.2)	—	(10.2)

Net consideration transferred	1,410.6	—	1,410.6

Fair value of identifiable net assets	(18.6)	11.1	(7.5)

Goodwill	1,392.0	11.1	1,403.1

9.2	Findus Acquisition

On November 2, 2015, the Company completed its acquisition of Findus Sverige AB and its subsidiaries (the “Findus Group”) for consideration of approximately £500 million (€673.7 million), consisting of £415 million in cash and 8,378,380 ordinary shares of Nomad Foods.

Identifiable assets acquired and liabilities assumed

The following table summarizes the provisional recognized amounts of assets acquired and liabilities assumed at the date of acquisition (November 2, 2015) as included in the December 31, 2015 annual consolidated financial statements and the purchase price adjustments recorded in the six months period to June 30, 2016. The purchase price adjustments are not finalised as of the date of approving these condensed consolidated interim financial statements.

	January 1, 2016 €m	Adjustments €m	June 30, 2016 €m
Total identifiable net assets acquired	320.5	—	320.5

Consideration transferred	672.9	0.8	673.7
Indemnification assets	(67.6)	—	(67.6)

Net consideration transferred	605.3	0.8	606.1

Fair value of identifiable net assets	(320.5)	—	(320.5)

Goodwill	284.8	0.8	285.6

Fair values measured on a provisional basis

The Company has accounted for the Findus Acquisition using the purchase method as required by IFRS 3 “Business Combinations”. The fair values have been determined on a provisional basis and as such the purchase price allocation and fair values are provisional. The fair values and purchase price allocations will be finalised within one year of the acquisition date.

10.	Indemnification assets

	Related to Iglo Acquisition €m	Related to Findus Acquisition €m	Total €m
At January 1, 2016	10.2	67.6	77.8
Reclassified from other debtors	1.2	—	1.2
Remeasurement loss	—	(17.6)	(17.6)
Translation	—	(0.1)	(0.1)

At June 30, 2016	11.4	49.9	61.3

As part of the acquisition accounting for the Findus and Iglo Groups in 2015, the Company inherited several contingent liabilities for which the seller has provided an indemnity. To the extent that the liability has been recognized in the balance sheet, an indemnification asset has also been recognized. In total €49.9 million of liabilities relating to the acquisition of Findus Group and €11.4 million of liabilities (net of corporate tax relief) relating to the acquisition of Iglo Group are provided for as at June 30, 2016.

The indemnification asset recognized relating to the acquisition of the Findus Group is secured by shares held in escrow, so that the value of the assets are restricted to the value of these shares as at the balance sheet date. As at June 30, 2016, 6,964,417 shares were held in escrow for use against the associated liabilities and were valued at $7.98 (€7.17) each.

Since the number of shares in escrow are ring-fenced to indemnify the Company against certain future contingent liabilities, the Company has recognized a €17.6 million charge on the remeasurement of indemnification assets in the six months period to June 30, 2016 based on the 6,964,417 shares held in escrow.

11.	Financial instruments

The following table shows the carrying amount of each Statement of Financial Position class split into the relevant category of financial instrument as defined in IAS 39 “Financial Instruments: Recognition & Measurement”.

June 30, 2016	Cash and cash equivalents €m	Loans and receivables €m	Derivatives €m	Financial liabilities at amortized cost €m	Total €m
Assets
Measured at fair value
Derivative financial instruments	—	—	5.5	—	5.5
Not measured at fair value
Trade receivables	—	80.4	—	—	80.4
Cash and cash equivalents	505.6	—	—	—	505.6
Liabilities
Measured at fair value
Derivative financial instruments	—	—	(3.6)	—	(3.6)
Not measured at fair value
Bank overdraft	—	—	—	(232.0)	(232.0)
Trade payables	—	—	—	(262.4)	(262.4)
Loans and borrowings	—	—	—	(1,457.8)	(1,457.8)

Total	505.6	80.4	1.9	(1,952.2)	(1,364.3)

Trade receivables disclosed in the table above excludes prepayments and accrued income (€16.0 million) and other receivables (€17.3 million) that are not financial assets.

Trade payables disclosed in the table above excludes accruals and deferred income (€108.1 million), social security and other taxes (€28.1 million), other payables (€3.7 million), finance lease obligations (€1.9 million) and financial payables (€1.5 million) that are not financial liabilities.

	Cash and cash equivalents €m	Loans and receivables €m	Derivatives €m	Financial liabilities at amortized cost €m	Total €m
December 31, 2015
Measured at fair value
Derivative financial instruments	—	—	4.7	—	4.7
Not measured at fair value
Trade receivables	—	70.1	—	—	70.1
Cash and cash equivalents	618.7	—	—	—	618.7
Liabilities
Measured at fair value
Derivative financial instruments	—	—	(1.4)	—	(1.4)
Not measured at fair value
Bank overdraft	—	—	—	(432.6)	(432.6)
Trade payables	—	—	—	(252.6)	(252.6)
Loans and borrowings	—	—	—	(1,491.1)	(1,491.1)

Total	618.7	70.1	3.3	(2,176.3)	(1,484.2)

Trade receivables disclosed in the table above excludes prepayments and accrued income (€8.2 million) and other receivables (€40.4 million) that are not financial assets.

Trade payables disclosed in the table above excludes accruals and deferred income (€134.2 million), social security and other taxes (€26.5 million), other payables (€4.6 million), finance lease obligations (€2.3 million) and financial payables (€3.7 million) that are not financial liabilities.

The Company has not disclosed the fair value of trade receivables, trade payables, cash and cash equivalents and the bank overdraft because their carrying amounts are a reasonable approximation of fair value.

Derivative financial instruments

The financial instruments are not traded in an active market and so the fair value of these instruments is determined from the implied forward rate. The valuation technique utilized by the Company maximizes the use of observable market data where it is available. All significant inputs required to fair value the instrument are observable. The Company has classified its derivative financial instruments as level 2 instruments as defined in IFRS 13 “Fair value measurement”.

Derivative financial instruments are expected to be settled within 12 months.

Interest bearing loans and borrowings

The fair value of senior loans and senior secured notes is determined by reference to price quotations in the active market in which they are traded. They are classified as level 2 instruments.

	Fair value		Carrying value
	June 30, 2016 €m	December 31, 2015 €m	June 30, 2016 €m	December 31, 2015 €m
Senior loans	958.2	1,004.4	972.6	1,008.4
Less deferred borrowing costs	—	—	(10.6)	(12.6)

Net balance	958.2	1,004.4	962.0	995.8

2020 floating rate senior secured notes	489.1	501.9	500.0	500.0
Less deferred borrowing costs	—	—	(4.2)	(4.7)

Net balance	489.1	501.9	495.8	495.3

	1,447.3	1,506.3	1,457.8	1,491.1

12.	Provisions

	Restructuring €m	Provisions related to other taxes €m	Contingent consideration €m	Other €m	Total €m
Balance at January 1, 2016	21.0	31.8	17.4	16.5	86.7
Additional provision in the period	38.7	—	0.4	—	39.1
Release of provision	(2.0)	—	—	—	(2.0)
Adjustment to Iglo acquisition provision	—	2.5	—	0.3	2.8
Utilization of provision	(6.7)	(0.3)	(8.0)	(2.0)	(17.0)
Exchange	(0.4)	—	—	(0.4)	(0.8)

Balance at June 30, 2016	50.6	34.0	9.8	14.4	108.8

Restructuring

The €50.6 million provision relates to committed plans for certain restructuring activities of exceptional nature which are due to be completed within the next 18 months. As a result of management’s decision to close the facility in Bjuv, €19.4 million and €19.0 million were provided for severance and other restructuring costs respectively during the three months period ended Jun 30, 2016 (as mentioned in Note 5). The amounts have been provided based on information available on the likely expenditure required to complete the committed plans.

Provisions relating to other taxes

The €34.0 million provision relates to other taxes due to tax authorities after tax investigations within certain operating subsidiaries of the Nomad Group.

Contingent consideration

As at June 30, 2016, provision for contingent consideration comprised of €8.3 million and €1.5 million relating to the acquisition of La Cocinera and the Lutosa brand respectively.

The €0.4 million additional contingent consideration provision during the financial period relates to the unwinding of discounting on deferred consideration for Findus Group acquisitions. €0.2 million was recognised on the abovementioned La Cocinera acquisition which occurred in Spain in April 2015. The consideration payable is dependent on specific future events and performance conditions being met. The payment is deferred until April 2020 but must be paid earlier if certain decisions are made by the Company. Another €0.2 million charge was recognised on the contingent consideration for the Frudesa brand which was acquired in Spain in 2011. In June 2016, contingent consideration for the Frudesa brand was settled at €8.0 million. There was negligible movement on the contingent consideration provided for the Lutosa brand, which was acquired in Belgium in 2014, and payable in 2019.

Other

Other provisions relates to €5.1 million charges incurred by the Iglo Group relating to acquisitions from previous accounting periods, €2.9 million professional fees in respect of the above mentioned tax investigations and €6.4 million (2015: €6.7 million) of potential obligations in Italy.

13.	Employee benefits

The Company operates defined benefit pension plans in Germany, Italy, Sweden and Austria as well as various contribution plans in other countries. The defined benefit pension plans are partially funded in Germany and Austria and unfunded in Sweden and Italy. In addition, an unfunded post-retirement medical plan is operated in Austria. In Germany and Italy, long term service awards are in operation and various other countries provide other employee benefits. There were no changes in the nature of any schemes in the period to June 30, 2016.

€m
Balance as of January 1, 2016	168.9
Actuarial loss on pension scheme valuations	45.7
Service cost	0.4
Net interest expense	1.6
Contributions by employer	(2.0)
Foreign exchange differences on translation	(0.9)

Balance as of June 30, 2016	213.7

The principal assumptions applied for the valuation at June 30, 2016 were the same as those applied at December 31, 2015, except for the Swedish and German plans which are the most significant in terms of plan assets and liabilities in the Company. The discount rate applied to the German defined benefits obligations decreased from 2.4% to 1.4%. The discount rate applied to the Swedish defined benefits obligations decreased from 2.8% to 2.0%.

14.	Share based payments

During 2015, the Company established a discretionary share award scheme, the LTIP, which enables the Company’s Compensation Committee to make grants (“Awards”) in the form of rights over ordinary shares, to any Director, Non-Executive Director or employee of the Company. However, it is the Committee’s current intention that Awards be granted only to Directors and senior management, whilst recognizing a separate annual Restricted Stock Award for Non-Executive Directors.

All Awards are to be settled by physical delivery of shares.

Non-Executive Director Restricted Share Awards

In accordance with the Board approved independent Non-Executive Director compensation guidelines, each independent Non-Executive Director is granted $100,000 of restricted shares annually on the date of the annual general meeting, valued at the closing market price for such shares on this date. The restricted shares will vest on the earlier to occur of the date of the Company’s annual meeting of shareholders or thirteen months from the date of grant.

The Non-Executive Directors restricted share awards, granted at a share price of $11.50 on December 7, 2015, vested on June 16, 2016 and were issued at a share price of $8.98. Of the total 34,780 number of shares vesting, 11,568 shares were held back from issue by the Company as settlement towards personal tax liabilities arising on the vested shares.

The Non-Executive Directors restricted share awards granted on June 16, 2016, which consisted of 44,544 shares at a share price of $8.98, have not yet vested. The total charge within the Statement of Consolidated Profit or Loss for the three and six months ended June 30, 2016 for stock compensation awards was €0.1 million and €0.3 million respectively.

Director and Senior Management Share Awards

On January 1, 2016 the Company reserved for issuance 6,500,000 restricted shares to the management team (the “Management Share Awards”), of which 5,402,000 have currently been allocated. Half of the awards are contingent upon achieving a benchmark market share price and if the benchmark is met, the shares for this portion of the awards will vest 50% over a two year period through January 1, 2018 and 50% over a four year period through January 1, 2020. The other half of the awards will vest on January 1, 2020 provided a cumulative EBITDA performance target is met over a four year period from January 1, 2016 to December 31, 2019. None of the shares have yet vested. The stock compensation charge reported within the Consolidated Statement of Profit or Loss for the three and six months ended June 30, 2016 related to the management plan is €0.3 million and €0.3 million respectively.

The Company calculates the cost of the Management Share Awards based upon their fair value using the Monte Carlo Model, which is considered to be the most appropriate methodology considering the restricted shares only vest once the market performance conditions have been satisfied, expected exercise period and the payment of dividends by the Company. The inputs and assumptions underlying the Monte Carlo model were as follows:

June 30, 2016
Grant date price	$12.00
Exercise price	$0.00
Expected life of restricted share	3.02 – 4.00 years
Expected volatility of the share price	20.0%
Dividend yield expected	0.0%
Risk free rate	1.59%
Employee exit rate	10.0%
EBITDA Performance Target Condition	5.0%

Based on the assessment of fair value and the number of shares expected to vest, the total fair value in respect of the Restricted Shares as at the January 1, 2016 is $2.3 million (€2.1 million).

15.	Capital reserve

Ordinary Shares

The Company issued 3,620,510 ordinary shares on January 12, 2016 as part of the Founder Preferred Shares dividend. 23,212 ordinary shares were issued in July 2016 as disclosed in Note 14 above.

	Shares		June 30, 2016	December 31, 2015
	June 30, 2016	December 31, 2015	€m	€m
Issued and fully paid:
Ordinary Shares	182,065,410	178,444,900	1,803.2	1,765.1
Founder Preferred Shares	1,500,000	1,500,000	10.6	10.6

			1,813.8	1,775.7

Cost of admission and issuance			(13.3)	(13.3)

Total capital reserve			1,800.5	1,762.4

16.	Founder Preferred Shares Annual Dividend Amount and Warrant Redemption Amount

The Founder Preferred Shares Annual Dividend Amount is structured to provide a dividend based on the future appreciation of the market value of the ordinary shares, thus aligning the interests of the Founders with those of the investors on a long term basis. Commencing with 2015, the Founder Preferred Share Annual Dividend Amount becomes payable once the Company’s volume weighted average ordinary share price is above $11.50 for any 10 consecutive trading days in the Company’s financial year.

The conditions of the Founder Preferred Shares Annual Dividend Amount for 2015 were met. On January 12, 2016, the Company’s Board of Directors approved a share dividend (the “Founder Preferred Share Dividend”) of an aggregate of 3,620,510 ordinary shares calculated as 20% of the increase in the market price of our ordinary shares compared to the initial public offering price of $10.00 multiplied by 140,220,619 (the “Preferred Share Dividend Equivalent”). The Preferred Share Dividend Equivalent is equal to the number of ordinary shares outstanding immediately following the Iglo Acquisition, but excluding the 13.7 million ordinary shares issued to the seller of the Iglo Group. The dividend price (“Dividend Price”) used to calculate the Annual Dividend Amount was $11.4824 (calculated based upon the volume weighted average price for the last ten trading days of 2015) and the ordinary shares underlying the Founder Preferred Share Dividend were issued on January 12, 2016.

In future years, the Preferred Shares Annual Dividend amount will be calculated as 20% of the increase in market value of our ordinary shares compared to the highest price previously used in calculating the Founder Preferred Share Annual Dividend Amounts multiplied by the Preferred Share Dividend Equivalent. The Founder Preferred Shares Annual Dividend Amount is paid for so long as the Founder Preferred Shares remain outstanding. The Founder Preferred Shares automatically convert on the last day of the seventh full financial year following completion of the acquisition of the Iglo Group or upon a change of control, unless in the case of a change of control, the independent Directors determine otherwise.

The amounts used for the purposes of calculating the Founder Preferred Shares Annual Dividend Amount and the relevant numbers of ordinary shares are subject to such adjustments for share splits, share dividends and certain other recapitalisation events as the Directors in their absolute discretion determine to be fair and reasonable in the event of a consolidation or sub-division of the ordinary shares in issue, as determined in accordance with Nomad Foods’ Memorandum and Articles of Association.

Founder Preferred Shares Dividend Reserve €m
Balance as of January 1, 2016	531.5
Settlement of dividend through share issue	(38.1)

Balance as of June 30, 2016	493.4

Prior to June 1, 2015 the Founder Preferred Shares Annual Dividend Amounts were valued and recognized as a liability under IFRS 2. The fair value of the liability at each balance sheet date was valued using a Monte Carlo simulation and any difference in fair value was recorded as an expense through the Consolidated Statement of Profit or Loss. An expense of €349.0 million and €492.6 million was recognized for the three months and six months ended June 30, 2015 respectively.

Upon completion of the acquisition of the Iglo Group on June 1, 2015, the Company intended that the Founder Preferred Shares Annual Dividend Amount would be equity settled. Accordingly, the Founder Preferred Shares Annual Dividend Amount as of June 1, 2015 of €531.5 million (the “Founder Preferred Shares Dividend reserve”) was classified as equity and no further revaluations will be required or recorded.

The remaining warrants that were issued by the Company in conjunction with its initial public offering in April 2014 were redeemed in the three months ended June 30, 2015 and a credit of €0.4 million was recognized in the Consolidated Statement of Profit or Loss.

17.	Contingent liabilities

The Iglo Group is currently in discussions with tax authorities and a third party in one of its markets regarding the treatment of the 2006 acquisition of the Iglo Group by the previous owners. The Company has an indemnity in respect of this tax issue. A related tax indemnification asset of €nil has been recognised as at June 30, 2016 (December 31, 2015: €nil.)

18.	Related parties

Mariposa Capital, LLC, an affiliate of Mr Franklin, and TOMS Capital LLC, an affiliate of Mr Gottesman, perform advisory services on behalf of the Company. The total fees and expenses incurred by them in the course of their duties for the six months ended June 30, 2016 and June 30, 2015 were €1,268,207 and €238,346 respectively. The total fees and expenses incurred by them in the course of their duties for the three months ended June 30, 2016 and June 30, 2015 were €690,530 and €185,059 respectively.

Key management personnel comprise the Directors and executive Officers. The executive Officers continue to be remunerated for their services to the Company through their employment contracts. Non-executive Directors continue to receive fees for their services as board members and to certain committees and are settled through payroll. Director fees are payable quarterly in arrears. Total non-executive Director fees for the six months ended June 30, 2016 and June 30, 2015 were €100,805 and €10,162 respectively. Total non-executive Director fees for the three months ended June 30, 2016 and June 30, 2015 were €60,495 and €10,162 respectively. In addition, certain non-executive Directors received grants under the LTIP as discussed in note 14. These grants vested on June 16, 2016 and were exercised in July 2016. See Note 19 below for further information on this share issuance.

19.	Subsequent events

In July 2016, the Company issued 23,212 ordinary shares to certain Non-Executive Directors in settlement of an annual restricted stock grant issued under the LTIP, which vested on June 16, 2016 at a share price of $8.98. Following the issuance of the ordinary shares, the Company had 182,088,622 ordinary shares outstanding.

As at the date of the Statement of Financial Position, the Company is currently renegotiating an agreement with a third party for the use of a warehouse facility which is likely to result in the Company being obligated in taking 100% of the risks and costs associated with leasing the facility. Given the Company currently anticipates the warehouse space will not be fully utilized due to reduced inventory volumes following a new agreement, there is a trigger that this may be an onerous lease which cannot currently be quantified until the terms and conditions of the agreement are known. It is expected that the agreement will be finalized before September 30, 2016.